TEVA

barr
Pharmaceuticals, Inc.

TEVA PHARMACEUTICAL INDUSTRIES LTD.

Strong strategic fit Attractive economics Extends global market leadership Exceeds 20/20 strategic target Expands product portfolio and pipeline + Compelling Value Creation Exhibit 99.2

Safe Harbor Statement
Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995
The statements, analyses and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Teva Pharmaceutical Industries Ltd.’s and Barr Pharmaceutical, Inc.’s  operations and financial results, the markets for Teva's and Barr’s products, the future development of Teva's and Barr’s business, and the contingencies and uncertainties to which Teva and Barr may be subject, as well as other statements including words such as
“anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may” and other similar expressions, are “forward-looking statements” under the Private Securities
Litigation Reform Act of 1995.  Such statements a re made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.
Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated and the terms of any conditions imposed in connection with such closing, Teva's ability to rapidly integrate Barr’s operations and achieve expected synergies, diversion of management time on merger-related issues, Teva and Barr’s ability to accurately predict future market conditions, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra®, Neurontin®, Lotrel®, Famvir® and Protonix®, Teva’s
and Barr’s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva or Barr may obtain U.S. market exclusivity for certain of their new generic products and regulatory changes that may prevent Teva or Barr from utilizing exclusivity periods, competition from brand-
name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva’s ability to successfully identify, consummate and integrate acquisitions (including the pending acquisition of Bentley Pharmaceuticals, Inc.), potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva's Annual Report on Form 20-F, Barr’s Annual Report on Form
10-K and their  other filings with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made, and neither Teva nor Ivax undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
This communication is being made in respect of the proposed merger involving Teva and Barr.  In connection with the proposed merger, Teva will be filing a registration statement on Form
F-4 containing a proxy statement/prospectus for the stockholders of Barr, and Barr will be filing a proxy statement for the stockholders of Barr, and each will be filing other documents regarding the proposed transaction, with the SEC.  Before making any voting or investment decision, Barr’s stockholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction.  Once filed, the registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC’s website, www.sec.gov.  You will also be able to obtain the proxy statement/prospectus and other documents free of charge by contacting Barr Investor Relations at 201-930-3720 or Teva Investor Relations at 972-3-
926-7554 / 215-591-8912.
Teva, Barr and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Barr’s directors and executive officers is available in Barr’s proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on May 15, 2008 and information regarding Teva's directors and executive officers is available in Teva's Annual Report on Form 20-F for the year ended December 31, 2007, which was filed with the SEC on February 29, 2008.  Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Agenda
Introduction
Shlomo Yanai – Strategic rationale and business opportunity
Bruce Downey – Barr’s unique contribution to Teva
Bill Marth – Contribution to our U.S. business
Gerard Van Odijk – Contribution to our global business
Eyal Desheh – Financial aspects of the transaction
Phil Frost – Message from the Teva Board
Q&A
Shlomo Yanai – Summary

Shlomo Yanai President and CEO, Teva Pharmaceutical Industries Teva’s Acquisition of Barr Extending Leadership and Accelerating Growth July 21, 2008

Compelling Value Creation
Enhances U.S. leadership
Expands product portfolio and pipeline
Augments long-term biologics capabilities
Strengthens presence in key global markets
Strong
strategic fit
Attractive
economics
Accretive in the fourth quarter after closing
Exceeds 20/20 target
At least $300 million in annual cost synergies
Significant revenue upside:
Barr products + Teva’s commercial engine

TEVA PHARMACEUTICAL INDUSTRIES LTD.
TEVA PHARMACEUTICAL INDUSTRIES LTD.

Barr Significantly Accelerates
Teva’s Growth Strategy
From Teva’s Investors’ Presentation - February 21, 2008
Supports all
five pillars
Adds new
dimensions
2
15
Key Pillars of Our Strategy
Extend leadership in U.S.
Establish leadership in key EU and International markets
Double R&D capabilities
Focus on first -to-market / Paragraph IVs
Double production capacity
Invest in the next wave of technology and Generics
Create affordable Biogenerics : lower cost
,
greater value
Develop big -to-big offerings
Create new go -to-market initiatives
Focus on niche specialty areas
Leverage unique sourcing, development and go -to-
market approaches
Increase Teva’s
market share in
key markets
Double our
product portfolio
Redefine
customer service
Biotechnology:
Next growth
wave in generics
Innovative
business

Innovative
business
Biologics: the
next growth
wave in generics
Redefine
customer service
Double our
product portfolio
Increase Teva’s
market share in
key markets
For Each Strategic Pillar, Barr
Extends and Accelerates …
Leadership in generics across U.S. and in key global markets
Further separation from the pack
3

TEVA PHARMACEUTICAL INDUSTRIES LTD.

TEVA PHARMACEUTICAL INDUSTRIES LTD.

Growth Through Market Leadership
Watson Mylan
$7.0 B
Sandoz
$2.6 B
Teva
$2.5 B
Barr
$2.5 B
$9.4 B
2007 Sales of peer group
Market Leadership:
Market share
Gap between #1 and #2
Source: Company reports and analyst estimates
From Teva’s Investors’ Presentation - February 21, 2008
Barr Significantly Accelerates
Teva’s Growth Strategy
Elevating
Teva’s
market
leadership

$2.5 B
Separating from the Pack: Teva’s
Lead Will Grow Significantly
2007 Global Peer Group Sales
$7.2 B
Sandoz
$4.2 B
Mylan* Ratio-
pharm
$2.3 B
$2.5 B
Watson
$2.5B
Stada
$11.9 B
5
* Proforma and full year for Merck
Source: Company filings and websites
+

6 Unparalleled Leadership in the U.S. Sandoz 0.5 M 0.6 M 0.8 M 1.6 M Mylan Watson Teva Barr 2x 596.1 M 295.4 M 236.6 M 202.8 M Pro forma number of TRxs per day

Expands Global Market Presence
Before
U.K.
Italy
Netherlands
Spain
#1
#1
#1
#7
Hungary #3
France #4
Belgium #5
Czech
Republic
#2
Germany
Poland
Russia
Croatia
With Barr
#5
#3
#9
#1
Direct sales in more than 60 countries

For Each Strategic Pillar, Barr
Extends and Accelerates …
Leadership in generics across U.S. and in key global markets
Further separation from the pack
Leadership in first-to-file/paragraph IVs
Entry into novel Women’s Health segment
Increase Teva’s
market share in
key markets
Double our
product portfolio
Redefine
customer service
Biologics: the
next growth
wave in generics
Innovative
business

Portfolio Advantage
500+ marketed products
200+ ANDAs
~70 first-to-file Paragraph IV challenges
~$120 billion in branded sales addressed
by combined ANDA pipeline
~3,700 product registrations pending in
Europe and worldwide

For Each Strategic Pillar, Barr
Extends and Accelerates …
Leadership in generics across U.S. and in key global markets
Further separation from the pack
Leadership in first-to-file/paragraph IVs
Entry into novel Women’s Health segment
R&D and manufacturing capacity and skills
Legal and regulatory expertise
Big-to-Big value proposition to our largest customers
Go-to-market approaches and capabilities
Sales and marketing capabilities
Clinical capabilities
Increase Teva’s
market share in
key markets
Double our
product portfolio
Redefine
customer service
Biologics: the
next growth
wave in generics
Innovative
business

Attractive Economics
Cost
synergies
Revenue
upside
At least $300 million captured within 3 years of closing
Additional cost savings well beyond 2011
Barr’s portfolio + Teva’s commercial engine
Further growth of Women’s Health
Accretive
deal
Expected to be accretive in the fourth quarter after closing
Exceeds
20/20 target
Barr represents upside to our 20/20 strategic target
Strong track record in past acquisitions

TEVA

barr
Pharmaceuticals, Inc.

TEVA PHARMACEUTICAL INDUSTRIES LTD.

12 Strong strategic fit Attractive economics Extends global market leadership Exceeds 20/20 strategic target Expands product portfolio and pipeline + Compelling Value Creation

Teva’s Acquisition of Barr Extending Leadership and Accelerating Growth July 21, 2008 Bill Marth President and CEO, Teva North America

1
Barr Extends and Accelerates Our
2012 Strategy for North America
Expands portfolio and pipeline leadership
Widens gap versus next largest competitor
Broadens our portfolio (e.g., hormones, high-
potency), accelerating us to our 2X goal
Strengthens our Big-to-Big value proposition
Increases Supply Chain capacity and
flexibility
Financial flexibility to invest in joint programs
Broadest product line
Doubles and diversifies our specialty business
with Barr’s strong Women’s Health franchise
Novel pharmaceuticals and devices
Significantly advances our efforts in Biogenerics
Increase Teva’s
market share in
key markets
Double our
Product portfolio
Redefine
customer service
Biotechnology:
Next growth
wave in generics
Innovative
business

2
Expands Portfolio and Pipeline
Leadership
150
170
200
150
331
481
Teva +
Barr
Sandoz Mylan Watson
2.4x
108
93
60
149
218
Teva +
Barr
Sandoz Mylan
69
Watson
2.0x
U.S. Generic Portfolio
Marketed products
U.S. Generic Pipeline
Pending ANDAs

CVS CAREMARK

Walgreens Happy Harry's

RITE AID ECKERD PHARMACY

CVS OscoDrug Sav-on drugs

TEVA
TEVA PHARMACEUTICAL INDUSTRIES LTD.

Strengthens Our Big-to-Big
Value Proposition
Customer mergers since 2006 Our scale improves our service
Production capacity can be rapidly
“flexed”
to meet the largest orders
Capacity increases by ~25%
62 billion dosage forms per year
Financial flexibility to invest in joint
programs
that:
Increase revenues (e.g., innovative
packaging)
Decrease costs (e.g., supply chain
integration and VMI)
Broadest and most valuable product
line ~70 first-to-file Paragraph IVs
All major therapeutic areas
Most valuable products
3

ProAir® HFA

QVAR®

PlanB®

ParaGard®

seasonique®

Mircette®

Enjuvia™

TEVA
TEVA PHARMACEUTICAL INDUSTRIES LTD.

4 Doubles Our Specialty Products Leading Brands Teva Barr 2007 U.S. sales ~$400M ~$400M ~$800M

5 Advances Our Efforts in Biogenerics R&D sites R&D sites GMP production capacity GMP production capacity Products in development Products in development Number of scientists Number of scientists

TEVA

barr
Pharmaceuticals, Inc.

TEVA
TEVA PHARMACEUTICAL INDUSTRIES LTD.

6 Extends our portfolio leadership Strengthens our Big-to-Big value proposition Doubles our specialty offerings Advances our efforts in biogenerics Key Takeaways +

July 21, 2008 Gerard W.M. van Odijk President and CEO, Teva Europe Teva’s Acquisition of Barr Extending Leadership and Accelerating Growth

1
Barr Extends and Accelerates
Our 2012 Strategy
Enhances our geographic footprint in Europe
Enters top 5 in Germany
Top 3 player in Poland
Top 10 in Russia
Strengthens our portfolio in key countries
Doubles number of products (Germany and Poland)
Broadens our portfolio (e.g. OTC, hospital, proprietary
products, pain & antibiotics)
Creates greater customer access and provides more
comprehensive ‘Big-to-Big’ value
Access to pharmacists and physicians
Stronger position for tenders
Geographic alignment with pan-European customers

2
Poland
• Creates top 3 pharmaceutical player
• Strengthens customer relationships
• Provides strong OTC portfolio
+
Enhances Our Geographic
Footprint
Germany
• Enters into top 5 corporations
• Increases customer access: pharmacies, physicians, payers
• Creates broader portfolio – doubles our sales
+
Russia
• Enters into top 10 in one of the world’s fastest growing markets
• Enables access to both the private and public market segments
• Provides strong Antibiotics and OTC portfolio

TEVA
TEVA
barr

2X

TEVA
TEVA
barr

TEVA PHARMACEUTICAL INDUSTRIES LTD.

3 Strengthens Our Portfolio in Key Countries Number of products* 68 118 +74% Germany 96 186 +94% Poland * Excluding overlapping products

Lloydspharmacy
Your local health authority

DocMorris
EUROPAS GRÖSSTE VERSANDAPOTHEKE

Boots

MEDIQ
APOTHEEK

AOK
Die Gesundheitskasse.

IKK

DAK
Unternehmen Leben

TEVA
TEVA PHARMACEUTICAL INDUSTRIES LTD.

4
Creates Greater Customer Access
Broader portfolio, including important branded products
More shelf share and attention from retailers
Access to strong OTC portfolio
Pharmacists
Greater outreach through specialist sales forces
Complementary portfolio for hospitals
Physicians
Broader portfolio offering for tenders, e.g. Germany, Russia
Successful in initial AOK tender
Payors

TEVA

barr
Pharmaceuticals, Inc.

TEVA PHARMACEUTICAL INDUSTRIES LTD.

5 Enhances global footprint Strengthens portfolio in key European countries Creates greater customer access and “Big-to-Big” value Key Takeaways +

Eyal Desheh Chief Financial Officer Teva’s Acquisition of Barr Extends Leadership and Accelerates Growth July 21, 2008

1
Financial Considerations
Purchase consideration: $66.50 per one Barr share
$39.90 in cash plus $26.60 in Teva shares for one Barr share
Fixed share exchange rate of 0.6272 (representing $26.60)
Purchase price based on Teva closing price on July 16 - $42.41
Total consideration $7.46 billion
Plus approximately $1.5 billion in assumption of Barr debt
70.4 million Teva shares
7.8% of fully diluted shares (for EPS calculation)

Moody's Investors Service

STANDARD & POOR'S

TEVA
TEVA PHARMACEUTICAL INDUSTRIES LTD.

Structural Considerations
Anticipated to be a tax free reorganization
Structure maintains Teva’s strong balance sheet
Rating agencies affirmed our current rating
Baa2
BBB+
Transaction is targeted to close in late 2008
2

Highly Attractive
Financial Outcome
Projected 2008 combined revenues exceeds $13.7 billion
Representing 15% growth over combined 2007
Anticipate strong cash flow from operations
Over $3 billon in 2009
Over $5 billion in 2012
Accretive to GAAP earnings
Within the fourth quarter following closing
Cash EPS even faster
Compelling economics more than compensates
for share dilution
3

Significant Synergy Opportunity
At least $300 million in cost synergies by 2011 (fast ramp up)
Synergies from manufacturing and API capabilities
R&D synergies from pipeline reorganization
Reduces recruiting requirement to achieve 2X goals
SG&A synergies from infrastructure overlap
Does not include significant upside opportunities
Gradually reduce Barr’s tax rate
Revenue synergies
Additional long-term operational and vertical integration
opportunities
4

Maintaining Strong Balance
Sheet and Credit Profile
Strong liquidity position
Maintain $1 billion post closing cash on hand
Balance sheet flexibility provides liquidity for future
strategic opportunities
$16.5B $14.4B Equity
2.1x 1.7x Debt / 3/31/08 LTM EBITDA
3/31/08 Deal
adjusted
3/31/08
27%
$5.4B
32% Debt / Capital
$7.9B Debt & Minority Interest
5

TEVA

barr
Pharmaceuticals, Inc.

TEVA PHARMACEUTICAL INDUSTRIES LTD.

Key Takeaways GAAP EPS accretive in fourth quarter after closing New growth drivers Large synergy opportunities Improves cash flow Maintains strong balance sheet and credit profile + 6